UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2017

Commission File Number: 001- 36563

Orion Engineered Carbons S.A.

(Translation of registrant’s name into English)

6, Route de Trèves

L-2633 Senningerberg (Municipality of Niederanven)

Grand Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

Orion Engineered Carbons S.A. (“Orion” or the “Company”) is providing the following information on recent developments, which, except as set forth below, is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-209963). The information under the heading “Full Year 2017 Adjusted EBITDA” is furnished and not filed and shall not be deemed incorporated by reference into any filing of the Company.

Preliminary Financial Results

The following information reflects our preliminary expectations of our financial results for the three month period ended June 30, 2017:

•	Revenue is expected to be in the range of EUR 295 million to EUR 305 million

•	Operating result (EBIT) is expected to be in the range of EUR 31 million to EUR 37 million

•	Adjusted EBITDA is expected to be in the range of EUR 57 million to EUR 59 million

•	Volume is expected to be in the range of 260 thousand metric tons to 270 thousand metric tons

The preliminary financial information included in this report reflects management’s estimates based solely upon information available to us as of the date of this report. The preliminary financial results presented above are not a comprehensive statement of our financial results for the period ended June 30, 2017. When our actual financial results for such periods are finalized, they will include any adjustments necessary, in the opinion of management, for a fair presentation of such information and will also include the other financial metrics necessary for a comprehensive review of our financial results for such period. The estimated financial results presented above have not been audited, reviewed, or compiled by our independent registered public accounting firm, Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft. The preliminary financial results presented above are subject to the completion of our financial closing procedures, which have not yet been completed. Our actual results for the period ended June 30, 2017 may differ from these estimates. Therefore, you should not place undue reliance upon these preliminary financial results.

Full Year 2017 Adjusted EBITDA Guidance

The Company also confirms its previous full year 2017 Adjusted EBITDA guidance of EUR 220 million to EUR 240 million.

Credit Agreement Amendment

On May 30, 2017, the Company entered into an amendment (the “Amendment”) to the Credit Agreement (the “Credit Agreement”) originally dated as of July 25, 2014, among the Company and certain of its subsidiaries, as Borrowers or Guarantors, the Lenders from time to time party thereto and Goldman Sachs Bank US, as administrative agent for the Lenders. The Amendment relates to the revolving credit facility provided by the Credit Agreement. The Amendment (i) reduces the commitment fee paid on the unused commitments from 40% of the Applicable Rate (as defined in the Credit Agreement) to 35% of the Applicable Rate, (ii) extends the maturity date for the revolving credit facility to April 25, 2021 and (iii) increases the aggregate amount of revolving credit commitments to €175 million. All other terms of the Credit Agreement remain substantially unchanged. The Amendment became effective on May 31, 2017.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, which is attached as Exhibit 99.1.

Changes to Board of Directors

As previously announced, on June 28, 2017, Mr. Claus von Hermann and Mr. Andrew Sweet resigned as directors of the Company. The resignation of each of Mr. von Hermann and Mr. Sweet reflects the reduced shareholdings of Kinove Luxembourg Holdings 1 S.à r.l. in the Company after the consummation of the secondary offering of Orion shares at the end of March 2017. On June 29, 2017, the board of directors of the Company appointed Mr. Marc Faber as a director of the Company to fill one of the vacancies created by the resignation of Messrs. von Hermann and Sweet in accordance with Section 17.5 of the Company’s articles of association.

Forward-Looking Statements

This report contains certain forward-looking statements. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements of future expectations that are based on current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. New risk factors and uncertainties emerge from time to time and it is not possible to predict all risk factors and uncertainties, nor can we assess the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information, other than as required by applicable law.

Non-IFRS Financial Measures

Adjusted EBITDA is not a measure of performance under IFRS and should not be considered in isolation or construed as a substitute for revenue, consolidated profit (loss) for the period, operating result (EBIT), gross profit or other IFRS measures as an indicator of our operations in accordance with IFRS. The Adjusted EBITDA ranges included in this Form 6-K are not reconcilable to the respective most directly comparable IFRS measure without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of adjustment items in the applicable period. These items are uncertain, depend on many factors and could have a material impact on our IFRS reported results for the guidance period.

“EBIT” (operating result) is a measure under IFRS defined as profit or loss for the period before income taxes and finance income and finance costs. “EBITDA”, which is a non-IFRS measure, is defined as EBIT before depreciation, amortization and impairment losses, which are expected to be in the range of EUR 22 million to EUR 20 million for the three months ended June 30, 2017. For management reporting purposes and as defined in the credit agreement governing our term loans “Adjusted EBITDA” is defined as EBITDA adjusted for acquisition related expenses, restructuring expenses, consulting fees related to Group strategy, share of profit or loss of joint venture and certain other adjustments, which are expected to be in the range of EUR 4 million to EUR 2 million for the three months ended June 30, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orion Engineered Carbons S.A.

By:	/s/ Charles Herlinger
	Name:	Charles Herlinger
	Title:	Chief Financial Officer

Date: July 25, 2017

EXHIBIT INDEX

Exhibit No.	Description

99.1	Fourth Amendment to Credit Agreement, dated as of May 31, 2017